SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

Swift Energy Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

870738101
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 870738101	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,213,900
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,213,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 870738101	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sean E. Cullinan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,213,900
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,213,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 870738101	13G	Page 4 of 9 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Swift Energy Company (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas, 77060.

Item 2 (a)	NAME OF PERSON FILING:

This statement is filed by:

(i)
PointState Capital LP, a Delaware limited partnership ("PointState"), which serves as the investment manager to SteelMill Master Fund LP, a Cayman Islands limited partnership and PointState Fund LP, a Delaware limited partnership (collectively, the "Funds"), with respect to the shares of Common Stock (defined in Item 2(d) below) directly held by the Funds; and

(ii)
Sean E. Cullinan ("Mr. Cullinan"), who serves as managing member of PointState Capital GP LLC, a Delaware limited liability company, which serves as the general partner of PointState, with respect to the shares of Common Stock directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 870738101	13G	Page 5 of 9 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is 40 West 57th Street, 25th Floor, New York, NY 10019

Item 2(c).	Citizenship:

PointState is organized under the laws of the State of Delaware. Mr. Cullinan is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

870738101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☒

CUSIP No. 870738101	13G	Page 6 of 9 Pages

Item 4.	OWNERSHIP.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 41,635,357 shares of Common Stock issued and outstanding as of November 15, 2010, which represents the sum of: (i) 37,885,357 shares outstanding as represented in the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 5, 2010, and (ii) 3,750,000 shares issued subsequent to the Company's Quarterly Report on Form 10-Q/A as represented on the Company's Current Report on 8-K, filed with the Securities and Exchange Commission on November 15, 2010.

A.	PointState
	(a)	Amount beneficially owned: 2,213,900
	(b)	Percent of class: 5.3%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 2,213,900
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 2,213,900

B.	Mr. Cullinan
	(a)	Amount beneficially owned: 2,213,900
	(b)	Percent of class: 5.3%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 2,213,900
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 2,213,900

PointState, which serves as the investment manager to the Funds, may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds.  Mr. Cullinan, as managing member of PointState Capital GP LLC, the general partner of PointState, may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds.  The filing of this statement should not be construed as an admission that Mr. Cullinan is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock held by the Funds.

CUSIP No. 870738101	13G	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 870738101	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:	January 10, 2011	SEAN E. CULLINAN, individually, and as managing member of PointState Capital GP LLC, as general partner of PointState Capital LP.

		By:	/s/ Sean E. Cullinan
Name: Sean E. Cullinan

CUSIP No. 870738101	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:	January 10, 2011	SEAN E. CULLINAN, individually, and as managing member of PointState Capital GP LLC, as general partner of PointState Capital LP.

		By:	/s/ Sean E. Cullinan
Name: Sean E. Cullinan